UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F/A

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO
FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission File Number 1-14702

Distribución y Servicio D&S S.A.

(Exact name of registrant as specified in its charter)

DISTRIBUTION AND SERVICE D&S, INC.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Montalva 8301
Quilicura, Santiago
Chile
(56-2) 200-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☑ (for equity securities)	Rule 12h-8(d) ☐ (for successor registrants)

Rule 12h-8(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

BACKGROUND OF FILING

The Registrant's filing on Form 15F on June 18, 2009 is hereby amended to report the additional information under “Item 7 ─ Other Notices.”  Such Form 15F has been filed, and this Form 15F/A is being filed, to terminate obligations pursuant to Section 12(g) and 15(d) under the Securities Exchange Act of 1934.

PART I

Item 1. Exchange Act Reporting History

A.
Distribución y Servicio D&S S.A. (the “Registrant”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on October 7, 1997, upon the effectiveness of its registration statement (SEC File No. 333-7616) on Form F-1, as amended.

B.
The Registrant has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Securities and Exchange Commission (the “Commission”) rules for the 12 months preceding the filing of this Form, including its annual report on Form 20-F for the fiscal year ended December 31, 2007.

Item 2. Recent United States Market Activity

The Registrant’s securities were last sold in the United States in an offering under the Securities Act of 1933, as amended, during 2004, pursuant to Form F-3 (SEC File No. 333-117686); this offering involved the issuance of shares represented by ADSs upon the exercise of outstanding rights granted pro rata to all existing common stockholders, as is required for all Chilean public common stock offerings.

Item 3. Foreign Listing and Primary Trading Market

A.
The primary trading market for the Registrant’s common stock is the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”) located in Santiago, Chile. The Registrant’s common stock also is listed on the Electronic Stock Exchange of Chile (Bolsa Electrónica de Chile) and the Valparaíso Stock Exchange (Bolsa de Valores de Valparaíso), also in Chile, and was listed on the Madrid Stock Exchange (Latibex) in Spain.

B.
The Registrant’s common stock was initially listed on the Santiago Stock Exchange on December 3, 1996. The Registrant has maintained a listing of its common stock on the Santiago Stock Exchange for at least the 12 months preceding the filing of this Form.

C.	During the 12-month period beginning April 30, 2008 and through and including April 30, 2009, 74.76 % of trading in the Registrant’s common stock occurred on the Santiago Stock Exchange.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

As of April 7, 2009, based on an inquiry and analysis undertaken by the Registrant, the total number of United States resident record holders of the Registrant’s common stock (including common stock represented by American Depositary Shares (“ADSs”)) was no more than 205 holders. To complete this analysis, the Registrant relied in part upon information provided by Georgeson Inc. and Broadridge Financial Solutions, Inc., independent information service providers.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.
The Registrant published the notice required by Exchange Act Rule 12h-6(h), disclosing its intent to terminate its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, by means of a press release issued on June 18, 2009.

B.
The press release described above was disseminated through major financial news wire services in the United States. Such notice was also submitted to the Commission under cover of Form 6-K on June 18, 2009.  Additionally, the notice was posted on the Registrant’s website (www.dys.cl).

Other Notices:

The Registrant sent a notice on June 18, 2009 to JPMorgan Chase Bank, N.A., its depositary (the “Depositary”), requesting termination of the Registrant-sponsored ADR facility and an amendment to the ADR terms. The Depositary thereafter agreed to such amendment. The termination and amendment will be effective 30 days after the Depositary delivers a notice of termination to the ADR holders.

As a result of the foregoing, beginning on or about August 28, 2009:

(1)           ADR holders will no longer be able to exchange ADRs for underlying Registrant common stock through the Depositary, and

(2)           the Depositary will sell Registrant common stock underlying ADRs and will hold net proceeds in trust (as long as it may lawfully do so) for the pro rata benefit of holders of ADRs not theretofore surrendered.

Holders of ADRs may request further information from the Depositary concerning how to proceed with their ADRs at (800) 990-1135.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Registrant’s Internet website can be accessed at http://www.dys.cl/index_ing.ph.  The Registrant does not intend to publish the information required for the exemption under Rule 12g3-2(b) under the Exchange Act as long as it remains eligible for the exemption under Rule 12g3-2(a).

PART III

Item 10. Exhibits

Not applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii)(A) or (B) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Distribución y Servicio D&S S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Distribución y Servicio D&S S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Dated: June 26, 2009

Distribución y Servicio D&S S.A.
By:	/s/ Enrique Ostalé Cambiaso
	Name:	Enrique Ostalé Cambiaso
	Title:	Chief Executive Officer